Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

           Attention Business Editors:
           Scotiabank Expands Latin American Operations, Acquiring Additional
           Retail Holdings in the Dominican Republic

           TORONTO, April 18 /CNW/ - Scotiabank today announced it is expanding its operations in the Caribbean and Central America with the acquisition of
Citibank's retail banking business in the Dominican Republic.
           "As an international bank with more than 170 years of experience, we are optimistic about the future in the Dominican Republic and confident this acquisition will complement our level of customer service," said Nicole Reich de Polignac, Senior Vice-President and Country Manager for Scotiabank in the
Dominican Republic. "We have a long history in the country and have worked with generations of customers, giving us a deep commitment to the people and communities we serve."
           The acquisition consolidates Scotiabank's position as the Dominican
Republic's fifth-largest private bank by assets, with 57 bank branches,
75 automated banking machines (ABMs), and more than 1,000 employees.
           "As is customary in our industry, we periodically review specific business lines, products and services," said Federico Grigera, Vice-President for Citibank in the Dominican Republic. "The Dominican Republic is an
important market for our company, where we will concentrate on serving our traditional corporate and international banking clients."
           The acquisition includes three branches, retail loans, deposits, and a credit card portfolio that significantly increases Scotiabank's credit card holdings in the Dominican Republic. Scotiabank will continue a co-branding agreement with American Airlines, giving it exclusive rights to issue
American's AAdvantage(R) travel awards program co-branded cards in the country. Terms of the agreement were not released.
           "All of us at Scotiabank welcome these new customers and the employees that will join us in the Scotiabank family," added Ms. Reich de Polignac. "We are deeply committed to providing employees with a great place to work and to delivering the highest level of expertise and service to our customers.
           "Scotiabank is known throughout the region for its stability, strong customer focus and in particular, dedication to the communities it serves,"
said Ms. Reich de Polignac.
           Established in the Dominican Republic in 1920, Scotiabank has had a
continuous presence for more than 85 years in the country. The Bank more than doubled its size in the Dominican Republic in 2003, purchasing a portion of the assets of another bank, becoming the fifth-largest private bank in the country.
           Scotiabank has been part of the Caribbean and Central America since 1889.
It is now the leading bank in the region, with operations in 25 countries. The bank has some 10,225 employees in the region, serving more than two million customers, with about 370 branches and about 780 ABMs.

           Scotiabank is one of North America's premier financial institutions and
Canada's most international bank. With more than 50,000 employees, Scotiabank
Group and its affiliates serve about 10 million customers in some 50 countries around the world. Scotiabank offers a diverse range of products and services including personal, commercial, corporate and investment banking. With
US$285 billion in assets (as at January 31, 2006), Scotiabank trades on the
Toronto (BNS) and New York (BNS) Stock Exchanges. For more information please visit www.scotiabank.com.
           %SEDAR: 00001289EF          %CIK: 0000009631

           /For further information: Frank Switzer, Scotiabank Director of Public
Affairs, (416) 866-7238/
           (BNS. BNS)

CO:  Scotiabank

CNW 09:28e 18-APR-06